Exhibit 99.1

FIRST MAJESTIC SILVER CORP.

(the “Company”)

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

Following the special meeting of the Company’s shareholders held on January 14, 2025 in Vancouver, British Columbia (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results as tabulated.

Share Issuance Resolution

Based on proxies received and votes by ballot at the Meeting, the ordinary resolution to approve the issuance of up to 190,000,000 common shares of the Company pursuant to and in accordance with the terms of the Agreement and Plan of Merger dated as of September 5, 2024 (the ”Merger Agreement”) by and among the Company, Ocelot Transaction Corporation, a direct wholly-owned Subsidiary of First Majestic, and Gatos Silver, Inc. was approved and the voting results are as follows:

Outcome of Vote	Votes For	% For	Votes Against	% Against
Carried.	97,964,310	98.44%	1,554,103	1.56%

Dated at Vancouver, British Columbia, this 14th day of January, 2025.

FIRST MAJESTIC SILVER CORP.

/s/ Samir Patel
Samir Patel
General Counsel & Corporate Secretary